Exhibit 1.

Alpha Pro Tech
L T D.

ALPHA PRO TECH, LTD. RECEIVES “COOL PRODUCT AWARD” FROM PCBC
Trade Organization Recognizes REX SynFelt™ Synthetic Roof Underlayment

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Cameron Donahue
905-479-0654	651-653-1854
e-mail: ir@alphaprotech.com	e-mail: cameron@haydenir.com

Nogales, Arizona — May 24, 2007, Alpha Pro Tech (AMEX: APT) a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building products, today announced that PCBC, a trade organization dedicated to the construction industry along the Pacific Coast and one of the fastest-growing trade shows in the U.S., has named APT’s REX SynFelt™ Synthetic Roof Underlayment as one of its “cool products” for 2007.  The criteria was that the product had to be innovative, offer building advantages not seen in other products and must be a cutting edge technology.

As part of this award, Alpha Pro Tech and its subsidiary, Alpha ProTech Engineered Products, will receive recognition on the PCBC website before and after the PCBC trade show at www.pcbc.com/cool, as well as in the Official Show Guide, including a special page for winners. Additional benefits include on-site on signage in the Press Headquarters and in all three lobbies with a photo display, as well as recognition in California Builder Magazine. The PCBC trade show will take place at the Mascone Center in San Francisco, CA and will run from May 30th to June 1st, 2007.

Danny Montgomery, Senior Vice President of Alpha ProTech Engineered Products, Inc., commented, “We are excited to have received this award and believe it further validates the exceptional technology we are producing for the construction industry. Our construction weatherization products represent the state of the art in terms of technology, and we are gratified to have been recognized as such by the PCBC.”

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Inc. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets.  In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap, roof underlayment and mold resistant framing sealant. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India.  For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.